PROSPECTUS SUPPLEMENT NO. 4Filed Pursuant to Rule 424(b)(3)

(To Prospectus Dated April 25, 2014, as amended)Registration No. 333-195213

VOLITIONRX LIMITED

3,060,725 Shares of Common Stock

($0.001 par value)

This prospectus supplement supplements information contained in that certain prospectus dated April 25, 2014, as amended, of VolitionRx Limited (the “Company”), relating to the resale from time to time of up to 1,500,000 shares of the Company’s outstanding common stock and up to 1,560,725 shares of the Company’s common stock issuable upon the exercise of outstanding warrants, which are held by certain stockholders and warrant holders named in the prospectus under the section entitled “Selling Stockholders.”  This prospectus supplement should be read in conjunction with the prospectus.  We prepared this supplement based on the information supplied to us by the Selling Stockholders named in the table and we have not sought to verify such information. Since the date on which each Selling Stockholder provided this information, such Selling Stockholder may have sold, transferred or otherwise disposed of all or a portion of the shares of common stock that he, she or it beneficially owns.  For purposes of this prospectus supplement, the calculation of the “Percentage Beneficially Owned after the Offering” below reflects 35,335,378 shares of the Company’s common stock outstanding as of January 31, 2019 assuming full exercise of the Warrants held by the Selling Stockholders outstanding on that date (and excluding all other shares issuable upon exercise of outstanding options and warrants other than those beneficially owned by such Selling Stockholder).

The following amends and supplements the information set forth in the prospectus under the caption “Selling Stockholders” with respect to the Selling Stockholders named below and the respective shares of common stock beneficially owned by such Selling Stockholders that may be offered pursuant to the prospectus:

Name of Selling Stockholder	Position, Office or Other Material Relationship	Shares Beneficially Owned Prior to the Offering	Shares to be Offered	Shares Beneficially Owned After the Offering	Percentage Beneficially Owned after the Offering
MZ Invest Pte. Ltd. (17)		185,000	185,000	0	0.00%
Pinnacle 18, LLLP (18)		20,000	20,000	0	0.00%
OTA, LLC (22)		120,000	120,000	0	0.00%
Alessandro Giorgi (27)		15,000	15,000	0	0.00%
Koh Ah Kin (28)		16,250	16,250	0	0.00%
Matthias Zimmermann (29)		146,183	141,250	4,933	*
Sreerangan S/O K Sreedhara Kurup (30)		25,000	12,500	12,500	*

*   Less than 1%.

(17)Consists of 185,000 shares of common stock that are being offered pursuant to this prospectus.  Matthias Zimmermann, whose business address is 22 Bukit Chermin Road, Singapore, 109920, has voting and dispositive control over the shares of common stock beneficially owned by MZ Invest Pte. Ltd.

(18)Consists of 20,000 shares of common stock that are being offered pursuant to this prospectus.  Menachem Kranz has voting and dispositive control over the shares of common stock beneficially owned by Pinnacle 18, LLLP.

(22)Consists of 110,000 shares of common stock and 10,000 shares of common stock subject to warrants that are currently exercisable and being offered pursuant to this prospectus.  Ira M. Leventhal, whose business address is One Manhattanville Road, Purchase, NY  10577, has voting and dispositive control over the securities beneficially owned by OTA, LLC.  Mr. Leventhal disclaims beneficial ownership of such securities.  OTA, LLC is a broker dealer and is deemed by the SEC to be an underwriter with respect to the securities.  David R. Morgan, a Selling Stockholder, assigned 25,000 warrants held in his name to OTA, LLC in May 2015, which warrants were exercised in July 2015.  Ahava Investment Capital LP, a Selling Stockholder, assigned an aggregate of 50,000 warrants held in its name to OTA, LLC between August 2016 and September 2016, which warrants were exercised in September 2016. Rosen Investment Fund, LLC, a Selling Stockholder, assigned 25,000 warrants held in its name to OTA, LLC in September 2016, which warrants were exercised in September 2016. Pinnacle 18, LLLP, a Selling Stockholder, assigned an aggregate of 20,000 warrants held in its name to OTA, LLC in September 2016 and April 2017, of which 10,000 warrants were exercised in April 2017.

(27)Consists of 15,000 shares of common stock subject to warrants that are currently exercisable and being offered pursuant to this prospectus. MZ Invest Pte. Ltd., a Selling Stockholder, assigned 15,000 warrants held in its name to Alessandro Giorgi in February 2019.

(28)Consists of 16,250 shares of common stock subject to warrants that are currently exercisable and being offered pursuant to this prospectus. MZ Invest Pte. Ltd., a Selling Stockholder, assigned 16,250 warrants held in its name to Koh Ah Kin in February 2019.

(29)Consists of 4,933 shares of common stock and 141,250 shares of common stock subject to warrants that are currently exercisable, of which 141,250 shares of common stock subject to warrants are being offered pursuant to this prospectus. MZ Invest Pte. Ltd., a Selling Stockholder, assigned 141,250 warrants held in its name to Matthias Zimmermann in February 2019.

(30)Consists of 12,500 shares of common stock and 12,500 shares of common stock subject to warrants that are currently exercisable, of which 12,500 shares of common stock subject to warrants are being offered pursuant to this prospectus. MZ Invest Pte. Ltd., a Selling Stockholder, assigned 12,500 warrants held in its name to Sreerangan S/O K Sreedhara Kurup in February 2019.

The date of this prospectus supplement is February 19, 2019.